18 October 2005

Thomas Flinn
Division of Corporate Finance
Securities and Exchange Commission

Dear Mr. Flinn:

In connection with my comments of October 12, 2005 the company acknowledges that:

 The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

 Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

 The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United
States.

Sincerely,





Michael Caggiano
President and CEO
Central American Equities
011-506-282-4160 (Phone)
011-506-282-4160 (Fax)